FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Consolidated synthetic map of the remote voting procedure for the Annual and Extraordinary General Shareholders’ Meeting to be held on April 28, 2021

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §3° of Article 21-W of CVM Instruction No. 481, of December 17, 2009, as amended, announces to its shareholders and the market the synthetic map of distance voting containing (i) the voting instructions provided in the synthetic map sent by the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), containing the voting instructions sent by shareholders to the custody agent, central securities depository and Itaú, according to the information disclosed on April 26, 2021, with (ii) the voting instructions sent directly to the Company (“Consolidated Synthetic Map”). The information contained in the Consolidated Synthetic Map is attached hereto.

São Paulo, April 27, 2021.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Summary of distance voting

Annual General Meeting (AGM) - 04/28/2021 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020.	Approve	35.540.770
		Reject	187.154
		Abstain	4.752.529
2	Proposal for allocation of the net profit for the fiscal year ended December 31, 2020, as detailed in the Management Proposal, in the following terms: (i) R$ 108,937,976,32 to the Legal Reserve; (ii) R$ 8,859,130.00 for the Tax Incentive Reserve (iii) 583,653,788.09 for the distribution of dividends and interest on equity (of which R$ 515,240,605.03 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iii) 1,477,308,632.06 to the Expansion Reserve account.	Approve	39.820.853
		Reject	-
		Abstain	659.600
3	Determination of annual global compensation for the members of the Company’s management and Company’s fiscal council (if the Shareholders request their establishment) for the fiscal year 2021, in the terms of the Management Proposal, in the amount of up to R$67.497.788,83, up to R$25.031.584,53 to the Board of Officers, up to R$42.034.204,30 to the Board of Directors and up to R$432.000,00 to the Fiscal Council.	Approve	7.452.506
		Reject	32.204.347
		Abstain	823.600
4	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2021?	Yes	35.843.752
		No	1.339.129
		Abstain	3.297.572
5	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	38.685.644
		No	1.794.809
		Abstain	-

Summary of distance voting

Extraordinary General Meeting (EGM) 04/28/2021 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Proposal for the approval of a share capital increase in the amount of R$ 200.000.000,00 (two hundred million reais) through the capitalization of part of the Expansion Reserve account, without the issuance of new shares, passing the capital from R$ 5,649,866,585.69 (five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents), to R$ R$ 5,849,866,585.69 (five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents), with no change in the number of shares, with the consequent amendment to the article 4th of the Bylaws.	Approve	39.893.023
		Reject	-
		Abstain	659.600
2	Proposal for amendment of the Company’s By-laws, pursuant to the Management Proposal, to reflect the granting of contracts of indemnity, which is an important instrument of attraction and retention of executives, upon prior approval of the Company's Board of Directors.	Approve	8.725.196
		Reject	30.718.307
		Abstain	1.109.120
3	Proposal for consolidation of the Company's Bylaws, subject to the approval of the resolutions of the previous items.	Approve	39.893.023
		Reject	-
		Abstain	659.600
4	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	38.757.814
		No	1.794.809
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.